FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
June 07, 2002

P.G.

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

MINUTES No. 31-05

of the annual general meeting of shareholders of
OJSC Wimm-Bill-Dann Foods

Place of the meeting: 109028, Moscow, Yauzsky bulvar, d. 16/15, room 306
Date and time of the meeting: May 31, 2002, 11:10 a.m.

Prior to the opening of the annual general meeting of shareholders of OJSC Wimm-Bill-Dann Foods (hereinafter "OJSC WBD Foods" or the "Company"), E. S. Solntseva, the chairwoman of the counting commission, spoke. She reported the following:

a) the official date of preparation of the list of persons entitled to participate in the work of the annual general meeting of shareholders was April 16, 2002;

b) according to the Register of Shareholders of OJSC WBD Foods, the company had a total of 12 shareholders holding 44,000,000 voting shares, of which:

- 3 (three) shareholders were legal entities;
- 9 (nine) shareholders were natural persons.

Information on registration of shareholders: By the end of registration of shareholders, 12 (twelve) shareholders of OJSC Wimm-Bill-Dann Foods, holding a total of 32,595,899 of the voting shares, which constituted 74.08% of the total number of voting shares, had registered to vote.

The Chairman of the Meeting, D. Iakobachvili, spoke. He reported that in accordance with current legislation and the Charter of OJSC WBD Foods, a quorum for the meeting was present. The meeting was authorized to adopt resolutions on all issues on the agenda. The meeting was declared open and the agenda was read:

AGENDA OF THE MEETING:

1. Election of the members of the Counting Committee.
2. Approval of the annual report and the annual balance sheet, including the statement of profits and losses of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company for the financial year.
3. Approval of the Company's auditor for 2002.
4. Election of the members of the Board of Directors of the Company.
5. Election of the members of the Audit Committee of the Company.
6. Approval of a restated version of the Company's charter.
7. Approval of the regulation "On the Procedure for Calling and Holding the General Meeting of Shareholders."
8. Approval of the regulation "On the Board of Directors."
9. Approval of the regulation "On the Audit Committee."
10. Approval of the regulation "On the Executive Bodies."
11. Concerning the approval of transactions involving interested parties.

At the same time D. Iakobachvili proposed to the shareholders that the meeting begin by determining the number of seats on the Board of Directors, by approving the Company's Charter and the Regulation on the Board of Directors, and then vote on the issue of election of the members of the Board of Directors. The Shareholders voted unanimously "FOR" without the use of voting ballots and examined the issues on the agenda in the following order:

1. Election of the members of the Audit Committee.
2. Approval of the annual report and the annual balance sheet, including the statement of profits and losses of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company for the financial year.
3. Approval of the Company's auditor for 2002.
4. Approval of a restated version of the Company's charter.
5. Approval of the regulation "On the Board of Directors."
6. Election of the members of the Board of Directors of the Company.
7. Election of the members of the Audit Committee of the Company.
8. Approval of the regulation "On the Procedure for Calling and Holding the General Meeting of Shareholders."
9. Approval of the regulation "On the Audit Committee."
10. Approval of the regulation "On the Executive Bodies."
11. Concerning the approval of transactions involving interested parties.

SPEECHES, ISSUES PUT TO A VOTE, AND RESULTS OF VOTING:

1. Election of the members of the Counting Committee.

On the first issue on the agenda R. V. Bolotovsky spoke. He proposed that the members of the Counting Committee be elected from the candidates nominated by the Board of Directors:

1.1. Be it resolved that the members of the Counting Committee be elected.

Voting was conducted for each candidate separately:

Name	"FOR" number of votes	"AGAINST" number of votes	"ABSTAINED" number of votes
1. Gromova, I. A.	32 595 899	-	-
2. Nosova, N. Yu.	32 595 899	-	-
3. Polikarpova, N. L.	32 595 899	-	-
4. Solntseva, E. S.	32 595 899	-	-
5. Tyusina, I. A.	32 595 899	-	-

Adopted resolution:

That the members of the Counting Committee be elected: I. A. Gromova, N. Yu. Nosova, N. L. Polikarpova, E. S. Solntseva, I. A. Tyusina.

2. Approval of the annual report and the annual balance sheet, including the statement of profits and losses of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company for the financial year.

On the second issue on the agenda S. V. Ardentova spoke. She presented to the shareholders the results of the Company's business activities for 2001.

Issues put to a vote:

2.1. Be it resolved that the annual report be approved.

"FOR" – 32,595,899 votes, "AGAINST" – none, "ABSTAINED" – none.

2.2. Be it resolved that the annual balance sheet for 2001, including the statement of profits and losses of the Company, be approved.

"FOR" – 32,595,899 votes, "AGAINST" – none, "ABSTAINED" – none.

2.3. Be it resolved that the distribution of the profits and losses of OJSC WBD Foods (unconsolidated profits and losses of the legal entity OJSC WBD Foods (holding company), calculated on the basis of accounting data according to Russian standards) for 2001, be approved.

"FOR" – 32,595,899 votes, "AGAINST" – none, "ABSTAINED" – none.

Adopted resolutions:

2.1. That the annual report be approved.

2.2. That the annual balance sheet for 2001, including the report on profits and losses of the Company, be approved.

2.3. That the distribution of the profits and losses of OJSC WBD Foods (unconsolidated profits and losses of the legal entity OJSC WBD Foods (holding company), calculated on the basis of accounting data according to Russian standards) for 2001, be approved.

3. Approval of the Company's auditor for 2002

On the third issue on the agenda S. V. Ardentova spoke. He communicated the proposal of the Board of Directors to appoint CJSC Unicon/MS Consulting Group (License No. 004196 from the Ministry of Finance of the Russian Federation) as the Company's auditor.

Issues put to a vote:

3.1. Be it resolved that CJSC Unicon/MS Consulting Group (License No. 004196 from the Ministry of Finance of the Russian Federation) be approved as the Company's auditor.

"FOR" – 32,595,899 votes, "AGAINST" – none, "ABSTAINED" – none.

Adopted resolutions:

That CJSC Unicon/MS Consulting Group (License No. 004196 from the Ministry of Finance of the Russian Federation) be approved as the Company's auditor.

4. Approval of a restated version of the Company's charter.

On the sixth issue on the agenda R. V. Bolotovsky spoke. He presented to the shareholders two draft versions of the Company's charter.

Issues put to a vote:

6.1. Be it resolved that the Company's charter be approved in the version in which clause 16.2 of the charter states that the Board of Directors of the Company consists of 9 (nine) persons.

"FOR" – none, "AGAINST" – 31,897,699 votes, "ABSTAINED" – none.

6.2. Be it resolved that the Company's charter be approved in the version in which clause 16.2 of the charter states that the Board of Directors of the Company consists of 11 (eleven) persons.

"FOR" – 31,897,699 votes, "AGAINST" – none, "ABSTAINED" – none.

Adopted resolutions:

That the Company's charter be approved in the version in which clause 16.2 of the charter states that the Board of Directors of the Company consists of 11 (eleven) persons.

5. Approval of the regulation "On the Board of Directors."

On the eighth issue on the agenda R. V. Bolotovsky spoke. He presented to the shareholders a draft version of the regulation "On the Board of Directors" and explained the purposes of adoption of the regulation.

Issues put to a vote:

8.1. Be it resolved that the regulation "On the Board of Directors" of the Company be adopted in the version in which clause 3.1 of the regulation states that the Board of Directors of the Company consists of 9 (nine) persons.

"FOR" – none, "AGAINST" – 31,897,699 votes, "ABSTAINED" – none.

8.2. Be it resolved that the regulation "On the Board of Directors" of the Company be adopted in the version in which clause 3.1 of the regulation states that the Board of Directors of the Company consists of 11 (nine) persons.

"FOR" – 31,897,699 votes, "AGAINST" – none, "ABSTAINED" – none.

Adopted resolutions:

That the regulation "On the Board of Directors" of the Company be adopted in the version in which clause 3.1 of the regulation states that the Board of Directors of the Company consists of 11 persons.

6. Election of the members of the Board of Directors of the Company.

On the fourth issue on the agenda R. V. Bolotovsky spoke. He communicated to the shareholders information on the candidates for the Board of Directors of OJSC WBD Foods. E. S. Solntseva explained the voting procedure to be used in electing members to the Board of Directors of OJSC WBD Foods.

Issues put to a vote:

4.1. Be it resolved that the members of the Board of Directors of the Company be elected.

Voting was conducted for each candidate separately:

Name	"FOR" number of votes	"AGAINST ALL CANDIDATES" number of votes	"AGAINST ALL CANDIDATES" number of votes
1. Guy de Selliers	31 897 699	-	-
2. M. V. Dubinin	31 897 699	-	-
3. Michael O'Neill	31 897 699	-	-
4. A. S. Orlov	31 897 699	-	-
5. S. A.Plastinin	31 897 699	-	-
6. V. A. Tutelyan	31 897 699	-	-
7. V. N. Sherbak	31 897 699	-	-
8. D. Iakobachvili	31 897 699	-	-
9. E. G. Yasin	31 897 699	-	-
10. E. Linwood (Tip) Tipton	31 897 699	-	-
11. J. B. Mark Mobius	31 897 699	-	-

Adopted resolutions:

That the members of the Board of Directors of the Company be elected.

1. Guy de Selliers.
2. M. V. Dubinin.
3. Michael O'Neill.
4. A. S. Orlov.
5. S. A. Plastinin.
6. V. A. Tutelyan.
7. V. N. Sherbak.
8. D. Iakobachvili.
9. E. G. Yasin.
10. E. Linwood (Tip) Tipton.
11. J. B. Mark Mobius.

7. Election of members of the Audit Committee of the Company.

On the fifth issue on the agenda R. V. Bolotovsky spoke. He communicated to the shareholders information on candidates for the Audit Committee of OJSC WBD Foods.

Issues put to a vote:

5.1. Be it resolved that the members of the Audit Committee of the Company be elected.

Voting was conducted for each candidate separately:

Name	"FOR" number of votes	"AGAINST" number of votes	"ABSTAINED" number of votes
1. N. A. Vasilieva	16 050 428	-	-
2. E. V. Gorshechnikova	16 050 428	-	-
3. E. B. Kuznetsova	16 050 428	-	-
4. N. N. Kolesnikova	16 050 428	-	-
5. N. V. Romanova	16 050 428	-	-
6. E. V. Smirnova	16 050 428	-	-

Adopted resolutions:

That the members of the Audit Committee be elected: N. A. Vasilieva, E. V. Gorshechnikova, E. B. Kuznetsova, N. N. Kolesnikova, N. V. Romanova, E. V. Smirnova.

8. Approval of the regulation "On the Procedure for Calling and Holding the General Meeting of Shareholders."

On the seventh issue on the agenda R. V. Bolotovsky spoke. He presented to the shareholders a draft version of the regulation "On the Procedure for Calling and Holding the General Meeting of Shareholders" and explained the purposes of the regulation.

Issues put to a vote:

7.1. Be it resolved that the regulation "On the Procedure for Calling and Holding the General Meeting of Shareholders" be approved.
"FOR" – 32,595,899 votes, "AGAINST" – none, "ABSTAINED" – none.
Adopted resolutions:
That the regulation "On the Procedure for Calling and Holding the General Meeting of Shareholders" be approved.

9. Approval of the regulation "On the Audit Committee."
On the ninth issue on the agenda R. V. Bolotovsky spoke. He presented to the shareholders a draft version of the regulation "On the Audit Committee."
Issues put to a vote:
9.1. Be it resolved that the regulation "On the Audit Committee" be approved.
"FOR" – 32,595,899 votes, "AGAINST" – none, "ABSTAINED" – none.
Adopted resolutions:
That the regulation "On the Audit Committee" be approved.

10. Approval of the regulation "On the Executive Bodies."
On the tenth issue on the agenda R. V. Bolotovsky spoke. He present to the shareholders a draft version of the regulation "On the Executive Bodies."
Issues put to a vote:
10.1. Be it resolved that the regulation "On the Executive Bodies" be approved.
"FOR" – 32,595,899 votes, "AGAINST" – none, "ABSTAINED" – none.
Adopted resolutions:
That the regulation "On the Executive Bodies" be approved.

11. Concerning the approval of transactions involving interested parties.
On the eleventh issue on the agenda R. V. Bolotovsky spoke. He stated the purposes and conditions of entry into the transactions under consideration. Mr. Bolotovsky noted that only shareholders without an interest in the transactions would participate in voting.
Issues put to a vote:
11.1. Be it resolved that the following transactions involving interested parties be approved:
1) a suretyship guarantee of OJSC WBD Foods to ING Bank (Eurasia) ZAO on behalf of OJSC Tsaritsino Dairy Plant to secure performance by same of its monetary obligations under a credit agreement with ING Bank (Eurasia) ZAO to the sum of 3,207,230.00 Euros (beneficiary: OJSC Tsaritsino Dairy Plant);
2) a suretyship guarantee of OJSC WBD Foods to OOO Deutsche Bank on behalf of OJSC Tsaritsino Dairy Plant to secure performance by same of its monetary obligations under a credit agreement with OOO Deutsche Bank to the sum of 2,000,000.00 U.S. dollars (beneficiary: OJSC Tsaritsino Dairy Plant);
3) a suretyship guarantee of OJSC WBD Foods to Commerzbank (Eurasia) ZAO on behalf of OJSC Lianozovo Dairy Plant to secure performance by same of its monetary obligations under a credit agreement with Commerzbank (Eurasia) ZAO to the sum of 3,000,000.00 U.S. dollars (beneficiary: OJSC Lianozovo Dairy Plant);
4) a suretyship guarantee of OJSC WBD Foods to International Moscow Bank ZAO on behalf of OJSC Lianozovo Dairy Plant to secure performance by same of its monetary obligations under a credit agreement with International Moscow Bank ZAO to the sum of 5,000,000.00 U.S. dollars (beneficiary: OJSC Lianozovo Dairy Plant).

11.2. Be it resolved that the following transactions involving interested parties, respecting the provision of loans to the following debtors in the following amounts, be approved:
1) OJSC WBD Foods shall provide a loan in an amount equivalent to 1,500,000.00 U.S. dollars to the debtor (OJSC Vladivostok Dairy Plant) (beneficiary: OJSC Vladivostok Dairy Plant);
2) OJSC WBD Foods shall provide a loan in an amount equivalent to 300,000.00 U.S. dollars to the debtor (SCJSC Karasuk Dairy Plant) (beneficiary: SCJSC Karasuk Dairy Plant);
3) OJSC WBD Foods shall provide a loan in an amount equivalent to 42,400,000.00 U.S. dollars to the debtor (OJSC Lianozovo Dairy Plant) (beneficiary: OJSC Lianozovo Dairy Plant);
4) OJSC WBD Foods shall provide a loan in an amount equivalent to 2,900,000.00 U.S. dollars to the debtor (OJSC Nizhny Novgorod Dairy Plant) (beneficiary: OJSC Nizhny Novgorod Dairy Plant);
5) OJSC WBD Foods shall provide a loan in an amount equivalent to 380,000.00 U.S. dollars to the debtor (CJSC Rubtsovo Dairy Plant) (beneficiary: CJSC Rubtsovo Dairy Plant);
6) OJSC WBD Foods shall provide a loan in an amount equivalent to 3,585,000.00 U.S. dollars to the debtor (OJSC Siberian Dairy Plant) (beneficiary: OJSC Siberian Dairy Plant);
7) OJSC WBD Foods shall provide a loan in an amount equivalent to 4,500,000.00 U.S. dollars to the debtor (OJSC Timashevsk Dairy Plant) (beneficiary: OJSC Timashevsk Dairy Plant);
8) OJSC WBD Foods shall provide a loan in an amount equivalent to 600,000.00 U.S. dollars to the debtor (OJSC Ufamolagroprom) (beneficiary: OJSC Ufamolagroprom)
9) OJSC WBD Foods shall provide a loan in an amount equivalent to 14,100,000.00 U.S. dollars to the debtor (OJSC Tsaritsino Dairy Plant) (beneficiary: OJSC Tsaritsino Dairy Plant);

10) OJSC WBD Foods shall provide a loan in an amount equivalent to 4,750,000.00 U.S. dollars to the debtor (OJSC Children's Dairy Products Plant) (beneficiary: OJSC Children's Dairy Products Plant);
11) OJSC WBD Foods shall provide a loan in an amount equivalent to 140,000.00 U.S. dollars to the debtor (LLC Annino Dairy Plant) (beneficiary: LLC Annino Dairy Plant).

11.3. Be it resolved that a transaction involving an interested party, respecting the purchase from A. S. Orlov, a member of the Board of Directors of OJSC WBD Foods, of 4,666 registered common shares of OJSC Children's Dairy Products owned by him (at a price of 1,071.59 U.S. dollars per share), to the total sum of 5,000,038.94 U.S. dollars, be approved (beneficiary: A. S. Orlov).

11.4. Be it resolved that the following transactions involving interested parties be approved:

1) a suretyship guarantee of OJSC WBD Foods to HASSIA VERPACKUNGSMASCHINEN GmbH, Germany, on behalf of OJSC Kiev City Dairy Plant No. 3 for performance by same of its monetary obligations under a contract with HASSIA VERPACKUNGSMASCHINEN, Germany, in the part concerning installment payments to the sum of 582,750.00 Euros (beneficiary: OJSC Kiev City Dairy Plant No. 3);
2) a suretyship guarantee of OJSC WBD Foods to ERCA-FORMSEAL, France, on behalf of OJSC Kiev City Dairy Plant No. 3 for performance by same of its monetary obligations under a contract with ERCA-FORMSEAL, France, in the part concerning installment payments to the sum of 418,045.00 Euros (beneficiary: OJSC Kiev City Dairy Plant No. 3);
3) a suretyship guarantee of OJSC WBD Foods to GEA Westfalia Separator, Germany, on behalf of OJSC Kiev City Dairy Plant No. 3 for performance by same of its monetary obligations under a contract with GEA Westfalia Separator, Germany, in the part concerning installment payments to the sum of 1,923,252.00 Euros (beneficiary: OJSC Kiev City Dairy Plant No. 3);
4) a suretyship guarantee of OJSC WBD Foods to ERCA-FORMSEAL, France, on behalf of OJSC Siberian Dairy Plant for performance by same of its monetary obligations under a contract with ERCA-FORMSEAL, France, in the part concerning installment payments to the sum of 423,522.00 Euros (beneficiary: OJSC Siberian Dairy Plant);
5) a suretyship guarantee of OJSC WBD Foods to GEA Westfalia Separator, Germany, on behalf of OJSC Siberian Dairy Plant for performance by same of its monetary obligations under a contract with GEA Westfalia Separator, Germany, in the part concerning installment payments to the sum of 2,510,160.00 Euros (beneficiary: OJSC Siberian Dairy Plant);
6) a suretyship guarantee of OJSC WBD Foods to GEA Westfalia Separator, Germany, on behalf of OJSC Timashevsk Dairy Plant for performance by same of its monetary obligations under a contract with GEA Westfalia Separator, Germany, in the part concerning installment payments to the sum of 2,763,614.00 Euros (beneficiary: OJSC Timashevsk Dairy Plant);
7) a suretyship guarantee of OJSC WBD Foods to GEA Westfalia Separator, Germany, on behalf of Lianozovo Dairy Plant for performance by same of its monetary obligations under a contract with GEA Westfalia Separator, Germany, in the part concerning installment payments to the sum of 2,348,476.00 Euros (beneficiary: Lianozovo Dairy Plant).

11.5. Be it resolved that the following transactions involving interested parties, respecting acquisition by the Company of additional registered common shares of the following issuers (interests in the charter capitals of the following companies) for the following amounts, be approved:

1) acquisition of additional registered common shares of OJSC Lianozovo Dairy Plant for a sum not exceeding 330,000,000.00 rubles (beneficiary: OJSC WBD Foods);
2) acquisition of additional registered common shares of OJSC Tsaritsino Dairy Plant for a sum not exceeding 225,000,000.00 rubles (beneficiary: OJSC WBD Foods);
3) acquisition of an interest in the charter capital of LLC Annino Dairy Plant for a sum not exceeding 70,000,000.00 rubles (beneficiary: OJSC WBD Foods);
4) acquisition of additional registered common shares of OJSC Nizhny Novgorod Dairy Plant for a sum not exceeding 9,300,000.00 rubles (beneficiary: OJSC WBD Foods);
5) acquisition of additional registered common shares of OJSC Timashevsk Dairy Plant for a sum not exceeding 405,000,000.00 rubles (beneficiary: OJSC WBD Foods);
6) acquisition of additional registered common shares of OJSC Ufamolagroprom for a sum not exceeding 4,500,000.00 rubles (beneficiary: OJSC WBD Foods);
7) acquisition of additional registered common shares of OJSC Siberian Dairy Plant for a sum not exceeding 360,000,000.00 rubles (beneficiary: OJSC WBD Foods);
8) acquisition of additional registered common shares of OJSC Vladivostok Dairy Plant for a sum not exceeding 31,00,000.00 rubles (beneficiary: OJSC WBD Foods);
9) acquisition of additional registered common shares of SCJSC Karasuk Dairy Plant for a sum not exceeding 11,000,000.00 rubles (beneficiary: OJSC WBD Foods);
10) acquisition of additional registered common shares of CJSC Rubtsovo Dairy Plant for a sum not exceeding 34,000,000.00 rubles (beneficiary: OJSC WBD Foods);
11) acquisition of additional registered common shares of OJSC Bishkek Dairy Plant for a sum not exceeding 1,000,000.00 U.S. dollars (beneficiary: OJSC WBD Foods);
12) acquisition of additional registered common shares of OJSC Kiev City Dairy Plant No. 3 for a sum not exceeding 15,300,000.00 U.S. dollars (beneficiary: OJSC WBD Foods);
13) acquisition of additional registered common shares of CJSC Trade Company Wimm-Bill-Dann for a sum not exceeding 240,000,000.00 rubles (beneficiary: OJSC WBD Foods);

14) acquisition of additional registered common shares of OJSC Ramenski Dairy Plant for a sum not exceeding 290,000,000.00 rubles (beneficiary: OJSC WBD Foods).

11.6. Be it resolved that the Management Board of OJSC WBD Foods arrange for an appraisal of the additional registered common shares of the above-named issuers, therewith engaging an independent appraiser to determine the redemption price of the aforesaid shares.
11.7. Be it resolved that the Chairman of the Management Board of OJSC WBD Foods be authorized to determine and reach agreement with issuers on the final terms of redemption of additional registered common shares (number of shares to be redeemed, their redemption price, redemption procedure, periods of redemption, etc.) within the limits of the amounts specified above."
"FOR" – 1,405,450 votes, "AGAINST" – none, "ABSTAINED" – none.
Adopted resolutions:
That the following transactions involving interested parties be approved:

1) a suretyship guarantee of OJSC WBD Foods to ING Bank (Eurasia) ZAO on behalf of OJSC Tsaritsino Dairy Plant to secure performance by same of its monetary obligations under a credit agreement with ING Bank (Eurasia) ZAO to the sum of 3,207,230.00 Euros (beneficiary: OJSC Tsaritsino Dairy Plant);
2) a suretyship guarantee of OJSC WBD Foods to OOO Deutsche Bank on behalf of OJSC Tsaritsino Dairy Plant to secure performance by same of its monetary obligations under a credit agreement with OOO Deutsche Bank to the sum of 2,000,000.00 U.S. dollars (beneficiary: OJSC Tsaritsino Dairy Plant);
3) a suretyship guarantee of OJSC WBD Foods to Commerzbank (Eurasia) ZAO on behalf of OJSC Lianozovo Dairy Plant to secure performance by same of its monetary obligations under a credit agreement with Commerzbank (Eurasia) ZAO to the sum of 3,000,000.00 U.S. dollars (beneficiary: OJSC Lianozovo Dairy Plant);
4) a suretyship guarantee of OJSC WBD Foods to International Moscow Bank ZAO on behalf of OJSC Lianozovo Dairy Plant to secure performance by same of its monetary obligations under a credit agreement with International Moscow Bank ZAO to the sum of 5,000,000.00 U.S. dollars (beneficiary: OJSC Lianozovo Dairy Plant).

11.2. That the following transactions involving interested parties, respecting the provision of loans to the following debtors in the following amounts, be approved:

1) OJSC WBD Foods shall provide a loan in an amount equivalent to 1,500,000.00 U.S. dollars to the debtor (OJSC Vladivostok Dairy Plant) (beneficiary: OJSC Vladivostok Dairy Plant);
2) OJSC WBD Foods shall provide a loan in an amount equivalent to 300,000.00 U.S. dollars to the debtor (SCJSC Karasuk Dairy Plant) (beneficiary: SCJSC Karasuk Dairy Plant);
3) OJSC WBD Foods shall provide a loan in an amount equivalent to 42,400,000.00 U.S. dollars to the debtor (OJSC Lianozovo Dairy Plant) (beneficiary: OJSC Lianozovo Dairy Plant);
4) OJSC WBD Foods shall provide a loan in an amount equivalent to 2,900,000.00 U.S. dollars to the debtor (OJSC Nizhny Novgorod Dairy Plant) (beneficiary: OJSC Nizhny Novgorod Dairy Plant);
5) OJSC WBD Foods shall provide a loan in an amount equivalent to 380,000.00 U.S. dollars to the debtor (CJSC Rubtsovo Dairy Plant) (beneficiary: CJSC Rubtsovo Dairy Plant);
6) OJSC WBD Foods shall provide a loan in an amount equivalent to 3,585,000.00 U.S. dollars to the debtor (OJSC Siberian Dairy Plant) (beneficiary: OJSC Siberian Dairy Plant);
7) OJSC WBD Foods shall provide a loan in an amount equivalent to 4,500,000.00 U.S. dollars to the debtor (OJSC Timashevsk Dairy Plant) (beneficiary: OJSC Timashevsk Dairy Plant);
8) OJSC WBD Foods shall provide a loan in an amount equivalent to 600,000.00 U.S. dollars to the debtor (OJSC Ufamolagroprom) (beneficiary: OJSC Ufamolagroprom)
9) OJSC WBD Foods shall provide a loan in an amount equivalent to 14,100,000.00 U.S. dollars to the debtor (OJSC Tsaritsino Dairy Plant) (beneficiary: OJSC Tsaritsino Dairy Plant);
10) OJSC WBD Foods shall provide a loan in an amount equivalent to 4,750,000.00 U.S. dollars to the debtor (OJSC Children's Dairy Products Plant) (beneficiary: OJSC Children's Dairy Products Plant);
11) OJSC WBD Foods shall provide a loan in an amount equivalent to 140,000.00 U.S. dollars to the debtor (LLC Annino Dairy Plant) (beneficiary: LLC Annino Dairy Plant).

11.3. That a transaction involving an interested party, respecting the purchase from A. S. Orlov, a member of the Board of Directors of OJSC WBD Foods, of 4,666 registered common shares of OJSC Children's Dairy Products owned by him (at a price of 1,071.59 U.S. dollars per share), to the total sum of 5,000,038.94 U.S. dollars, be approved (beneficiary: A. S. Orlov).
11.4. That the following transactions involving interested parties be approved:

1) a suretyship guarantee of OJSC WBD Foods to HASSIA VERPACKUNGSMASCHINEN GmbH, Germany, on behalf of OJSC Kiev City Dairy Plant No. 3 for performance by same of its monetary obligations under a contract with HASSIA VERPACKUNGSMASCHINEN, Germany, in the part concerning installment payments to the sum of 582,750.00 Euros (beneficiary: OJSC Kiev City Dairy Plant No. 3);
2) a suretyship guarantee of OJSC WBD Foods to ERCA-FORMSEAL, France, on behalf of OJSC Kiev City Dairy Plant No. 3 for performance by same of its monetary obligations under a contract with ERCA-FORMSEAL, France, in the part concerning installment payments to the sum of 418,045.00 Euros (beneficiary: OJSC Kiev City Dairy Plant No. 3);

3) a suretyship guarantee of OJSC WBD Foods to GEA Westfalia Separator, Germany, on behalf of OJSC Kiev City Dairy Plant No. 3 for performance by same of its monetary obligations under a contract with GEA Westfalia Separator, Germany, in the part concerning installment payments to the sum of 1,923,252.00 Euros (beneficiary: OJSC Kiev City Dairy Plant No. 3);
4) a suretyship guarantee of OJSC WBD Foods to ERCA-FORMSEAL, France, on behalf of OJSC Siberian Dairy Plant for performance by same of its monetary obligations under a contract with ERCA-FORMSEAL, France, in the part concerning installment payments to the sum of 423,522.00 Euros (beneficiary: OJSC Siberian Dairy Plant);
5) a suretyship guarantee of OJSC WBD Foods to GEA Westfalia Separator, Germany, on behalf of OJSC Siberian Dairy Plant for performance by same of its monetary obligations under a contract with GEA Westfalia Separator, Germany, in the part concerning installment payments to the sum of 2,510,160.00 Euros (beneficiary: OJSC Siberian Dairy Plant);
6) a suretyship guarantee of OJSC WBD Foods to GEA Westfalia Separator, Germany, on behalf of OJSC Timashevsk Dairy Plant for performance by same of its monetary obligations under a contract with GEA Westfalia Separator, Germany, in the part concerning installment payments to the sum of 2,763,614.00 Euros (beneficiary: OJSC Timashevsk Dairy Plant);
7) a suretyship guarantee of OJSC WBD Foods to GEA Westfalia Separator, Germany, on behalf of Lianozovo Dairy Plant for performance by same of its monetary obligations under a contract with GEA Westfalia Separator, Germany, in the part concerning installment payments to the sum of 2,348,476.00 Euros (beneficiary: Lianozovo Dairy Plant).

11.5. That the following transactions involving interested parties, respecting acquisition by the Company of additional registered common shares of the following issuers (interests in the charter capitals of the following companies) for the following amounts, be approved:

1) acquisition of additional registered common shares of OJSC Lianozovo Dairy Plant for a sum not exceeding 330,000,000.00 rubles (beneficiary: OJSC WBD Foods);
2) acquisition of additional registered common shares of OJSC Tsaritsino Dairy Plant for a sum not exceeding 225,000,000.00 rubles (beneficiary: OJSC WBD Foods);
3) acquisition of an interest in the charter capital of LLC Annino Dairy Plant for a sum not exceeding 70,000,000.00 rubles (beneficiary: OJSC WBD Foods);
4) acquisition of additional registered common shares of OJSC Nizhny Novgorod Dairy Plant for a sum not exceeding 9,300,000.00 rubles (beneficiary: OJSC WBD Foods);
5) acquisition of additional registered common shares of OJSC Timashevsk Dairy Plant for a sum not exceeding 405,000,000.00 rubles (beneficiary: OJSC WBD Foods);
6) acquisition of additional registered common shares of OJSC Ufamolagroprom for a sum not exceeding 4,500,000.00 rubles (beneficiary: OJSC WBD Foods);
7) acquisition of additional registered common shares of OJSC Siberian Dairy Plant for a sum not exceeding 360,000,000.00 rubles (beneficiary: OJSC WBD Foods);
8) acquisition of additional registered common shares of OJSC Vladivostok Dairy Plant for a sum not exceeding 31,00,000.00 rubles (beneficiary: OJSC WBD Foods);
9) acquisition of additional registered common shares of SCJSC Karasuk Dairy Plant for a sum not exceeding 11,000,000.00 rubles (beneficiary: OJSC WBD Foods);
10) acquisition of additional registered common shares of CJSC Rubtsovo Dairy Plant for a sum not exceeding 34,000,000.00 rubles (beneficiary: OJSC WBD Foods);
11) acquisition of additional registered common shares of OJSC Bishkek Dairy Plant for a sum not exceeding 1,000,000.00 U.S. dollars (beneficiary: OJSC WBD Foods);
12) acquisition of additional registered common shares of OJSC Kiev City Dairy Plant No. 3 for a sum not exceeding 15,300,000.00 U.S. dollars (beneficiary: OJSC WBD Foods);
13) acquisition of additional registered common shares of CJSC Trade Company Wimm-Bill-Dann for a sum not exceeding 240,000,000.00 rubles (beneficiary: OJSC WBD Foods);
14) acquisition of additional registered common shares of OJSC Ramenski Dairy Plant for a sum not exceeding 290,000,000.00 rubles (beneficiary: OJSC WBD Foods).

11.6. That the Management Board of OJSC WBD Foods arrange for an appraisal of the additional registered common shares of the above-named issuers, therewith engaging an independent appraiser to determine the redemption price of the aforesaid shares.

11.7. That the Chairman of the Management Board of OJSC WBD Foods be authorized to determine and reach agreement with issuers on the final terms of redemption of additional registered common shares (number of shares to be redeemed, their redemption price, redemption procedure, periods of redemption, etc.) within the limits of the amounts specified above.

Annexes to the Minutes:

1. Vote count report of the Counting Committee.

Chairman of the Meeting **(D. Iakobachvili)**

Secretary of the Meeting **(M. V. Dubinin)**

(place of seal)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________
Name: Sergey A.Plastinin
Title: Chairman of the Management Board

Date: June 07, 2002

MO_DOCS\29869.1[W2000]